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October 19, 2006

Christian Windsor
Kathryn McHale
Michael Volley
Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:                               CS Financing Corporation
5th Amendment to Registration Statement on Form S-1
Filed October 20, 2006
File No. 333-129919

Dear Mr. Windsor:

Please consider this the response of CS Financing Corporation (“CS Financing”) to your October 13, 2006 correspondence regarding the above referenced registration statement.  We have previously, by letters dated July 20, 2006, August 23, 2006 and September 29, 2006, discussed with the Division certain other issues associated with the proposed offering.

For efficiency, I have restated your comments and coded CS Financing’s response in italics.

General

1.                                       We note the analysis you have provided with regard to Rule 140.  You have identified two components to Rule 140 that you do not believe apply because:  first, providing financing to Hennessey is not the “chief part” of CS Financing’s business and second, CS Financing is not purchasing securities of or from Hennessey.  We would like to bring to your attention that the loan agreement between CS Financing and Hennessey constitutes the security under Rule 140.

Next, we note that you have reduced the amount that you will loan to Hennessey, to 40% of the proceeds.  However, the balance of your disclosure still presents your activities as if your sole business was to supply funds to Hennessey under the loan agreement.  For example, on page 10, you state that initially, you intend to lend exclusively to Hennessey and on page 12 you refer to “our borrower” instead of borrowers.  Throughout the Risk Factors you refer to policies and risks specific to Hennessey rather than to all customers or customers to whom you lend over a certain amount.  Revise the document to clarify that you will only provide

Hennessey with 40% of any proceeds from this offering and revise the balance of your disclosure so that it reflects that your total business with Hennessey is only 40% of your total business.

Response:  The disclosures have been revised per your comment.  See pages 1, 6, 7, 10, 12 and 20 in Amendment No. 5 to Form S-1.

2.                                       Please confirm that you will forward any marketing materials to the staff when they become available.

Response:  Please consider this correspondence confirmation that CS Financing will forward, when created, all marketing materials to the staff.

3.                                       Revise the document, and confirm to the staff in writing, that you will only lend 40% of actual offering proceeds receipts, to Hennessey.  In particular, please clarify, if true, that you will not lend 40% of the amount registered, unless you sell the total loan amount.

Response:  The disclosures have been revised per your comment.  See pages 1, 6, 7, 10, 12 and 20 in Amendment No. 5 to Form S-1.  Please consider this correspondence confirmation that CS Financing will not lend more than 40% of the net offering proceeds to Hennessey.

Cover of Registration Statement; Calculation of Registration Fee

4.                                       Please reconcile your disclosure in this table that the maximum offering price per unit will be $25,000 with your disclosure throughout the prospectus that you will issue 5 Year Notes in denomination of at least $25,000.

Response:  The disclosures have been revised per your comment.  See pages 1, 29, 30 and 31 in Amendment No. 5 to Form S-1.

Prospectus Summary

Our Company, page 1

5.                                       In the second paragraph of this section, you state that you initially plan to lend a substantial portion of the proceeds to Hennessey.  This conflicts with your legal analysis that Hennessey does not constitute the “chief part” of your business.  Please revise this disclosure to make it clear that you intend to lend 40% of the actual proceeds to Hennessey.

Response:  The disclosures have been revised per your comment.  See pages 1, 6, 7, 10, 12 and 20 in Amendment No. 5 to Form S-1.

Risk Factors

6.                                       As noted in the comments above, and in your response, you will only be providing Hennessey with 40% of the actual proceeds from this offering.  Please revise the risk factors to clarify this point.  In particular, please clarify the last risk factor on page 10, the last risk factor on page 11 and the risk factors on page 12 and 15.

Response:  The disclosures have been revised per your comments.  See Risk Factor section beginning on page 4 in Amendment No. 5 to Form S-1.

7.                                       Since you do not currently have customers to lend the remaining 60% of the offering amount, revise this section to discuss the fact that you may not be able to lend out all of the proceeds of the offering and to discuss the risk that you may not be able to find a sufficient number of business partners to utilize all the proceeds of the offering.

Response:  The disclosure has been revised per your comments.  See page 10 in Amendment No. 5 to Form S-1.

We intend to make a loan to Hennessey that will substantially increase…., page 16

8.                                       Please include the current value of Hennessey’s portfolio in this risk factor.

Response:  The disclosure has been revised per your comments.  See page 10 in Amendment No. 5 to Form S-1.

Use of Proceeds, page 18

9.                                       Since this offering is not conducted on a firm commitment basis, you do not have a factual basis for assuming that the total offering amount will be raised.  Revise the table to clarify that you may raise anywhere from 0$ to $100 million and clarify whether a smaller number of offering proceeds will affect the amounts put towards each use of proceeds.

Response:  The disclosure has been revised per your comments.  See table on page 12 in Amendment No. 5 to Form S-1.

10.                                 Revise to clarify that you will provide 40% of actual proceeds, not $40 million to Hennessey.

Response:  The disclosures have been revised per your comments.  See pages 1, 6, 7, 10, 12 and 20 in Amendment No. 5 to Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 28

11.                                 We note your revised table and footnotes; however, you have disclosed that CSA only holds 75% of the Limited Partnership interests of Capital Solutions Management.  Please disclose who owns the remaining 25% of the Limited Partnership interests of Capital Solutions Management.  Please revise your table accordingly if any one holder is a beneficial owner of more than 5% of CS Financing.  If no one holder holds at least a 5% beneficial interest in CS Financing, please add that disclosure to the footnote.

Response:  The disclosure has been revised per your comments.  See page 29 in Amendment No. 5 to Form S-1.

12.                                 In addition, please revise the beneficial ownership interests of Messrs. Redpath and Bozora to reflect their beneficial ownership interest (if CSA does not own 100% of CSM, Bozora and Redpath can not beneficially own 50% of the shares of CS Financing).

Response:  The disclosure has been revised per your comments.  See page 29 in Amendment No. 5 to Form S-1.

Management’s Discussion and Analysis, page 29

13.                                 Revise this section to discuss the fact that you will only provide 40% of the actual proceeds of the offering as a loan to Hennessey.  Revise to discuss how management intends to utilize the remaining 60% of the offering proceeds.  Also, please discuss the status of any attempts to secure other borrowers for the funds raised in this offering.

Response:  The disclosure has been revised per your comments.  See page 20 in Amendment No. 5 to Form S-1.

Capital Resources and Results of Operations, page 35

14.                                 You have stated that your parent has committed to fund your ordinary and reasonable working capital commitments through December 2006, including professional fees associated with this offering.  However, on page 18, you have allocated proceeds from this offering to be used for these same expenses.  Please reconcile this disclosure.

Response:  Capital Solutions Management, L.P., CS Financing’s parent company, has financed the offering expenses to date.  CS Financing Corporation will use proceeds from the offering to pay future offering expenses.  See page 25 in Amendment No. 5 to Form S-1.

Financial Statements, General

15.                                 Please revise the captions on your financial statements to remove the heading “A wholly-owned subsidiary of Capital Solutions Management, L.P.”

Response:  The disclosure has been revised per your comment.  See financial statements beginning on page F-1 in Amendment No. 5 to Form S-1.

After you have had an opportunity to review this letter and the related registration statement, please call to discuss whether we should schedule a time to resolve any questions or concerns that may remain.  We expect that these responses and the related revisions to the registration statement have adequately addressed the balance of the Division’s comments with respect to the proposed offering.  We look forward to the Division’s response confirming this expectation, and we look forward to becoming effective on November 1, 2006 if the Division has had the opportunity to reach such conclusion.  After we have heard from the division, we will forward the appropriate documentation to request effectiveness.

Very truly yours,

HINSHAW & CULBERTSON LLP

/s/ Todd A. Duckson

Todd A. Duckson
Direct 612-334-2630
tduckson@hinshawlaw.com

TAD:db

c:             Mr. Timothy Redpath